                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               TELEBIT CORPORATION
                                (NAME OF ISSUER)

                           Common Stock, no par value
                         (TITLE OF CLASS OF SECURITIES)

                                    87926F10
                                 (CUSIP NUMBER)

                                 Larry R. Carter
                              170 West Tasman Drive
                               San Jose, CA 95134
                                 (408) 526-4000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 21, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

       Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)


- -------------------
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------------------           ----------------------------------
CUSIP NO. 87926F10                     13D

- -----------------------------------           ----------------------------------

- --------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Cisco Systems, Inc.
             I.R.S. I.D. # 77-0059951
- --------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / / (b) / /
- --------------------------------------------------------------------------------
    3        SEC USE ONLY

- --------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
                    WC
- --------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          / /
- --------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    State of California
- ------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                                                                        -------
   NUMBER       ----------------------------------------------------------------
     OF             8     SHARED VOTING POWER
   SHARES                                                              2,262,103
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY          9     SOLE DISPOSITIVE POWER
  REPORTING                                                            -------
   PERSON       ----------------------------------------------------------------
    WITH           10     SHARED DISPOSITIVE POWER
                                                                       -------
- --------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,262,103
- --------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*                                                         / /
- --------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      16.4%
- --------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                       CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cisco Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.    SECURITY AND ISSUER.

           This statement on Schedule 13D relates to the common stock, no par value (the "Issuer Common Stock"), of Telebit Corporation, a California corporation ( "Telebit" or the "Issuer"). The principal executive offices of the Issuer are located at One Executive Drive, Chelmsford, MA 01824.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement is Cisco Systems, Inc., a California corporation ("Cisco").

     (b) The address of the principal office of Cisco is 170 West Tasman Drive, San Jose, California 95134.

     (c) Cisco is a leading supplier of high-performance, multimedia, multiprotocal internetworking solutions. Cisco technology is used to build enterprise-wide networks that link geographically dispersed local-area and wide-area networks to form a single information infrastructure. Cisco products include software-based routers, bridges, workgroup systems, ATM switches, access servers and router management applications. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Cisco's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither Cisco nor, to Cisco's best knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Cisco nor, to Cisco's best knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f)   Not applicable.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Pursuant to an Agreement and Plan of Reorganization dated July 21, 1996 (the "Reorganization Agreement"), among Cisco, Cobra Acquisition Corporation, a California corporation and wholly-owned subsidiary of Cisco ("Merger Sub") and the Issuer, and subject to the conditions set forth therein (including approval by the shareholders of the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock and certain outstanding options therefor being converted into the right to receive $13.35 per share. The aggregate cash consideration to be paid by Cisco is approximately $184,400,000. The source of the consideration for the Merger is Cisco's working capital. Cisco will also assume certain outstanding options of the Issuer. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.    PURPOSE OF TRANSACTION.

     (a) - (b) As described in Item 3 above, this schedule relates to the Merger of Merger Sub, a wholly-owned subsidiary of Cisco, with and into Issuer in a statutory merger pursuant to the California Corporations Code. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Cisco (the "Surviving Corporation").

           As an inducement to Cisco to enter into the Reorganization Agreement, each shareholder who is a party to the Voting Agreement, dated as of July 21, 1996 (the "Voting Agreement"), among the parties thereto (collectively, the "Voting Agreement Shareholders") and Cisco, has, by executing the Voting Agreement, irrevocably appointed Cisco (or any nominee of Cisco) as his, hers or its lawful attorney and proxy. Such proxy gives Cisco the limited right to vote each of the 2,262,103 shares (the "Shares") of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Shareholders in all matters related to the Merger and the sale of certain assets by the Issuer to a third party pursuant to an Asset Purchase Agreement dated July 21, 1996 (the "Asset Transaction"). The Voting Agreement Shareholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by reference. In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Shareholders, Cisco (or any nominee of Cisco) will be limited, at every Telebit shareholders meeting and every written consent in lieu of such meeting, to vote the Shares (i) in favor of approval of the Merger, the Reorganization Agreement and the Asset Transaction and in favor of any matter that could reasonably be expected to facilitate the Merger and the Asset Transaction and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger and the Asset Transaction) between the Issuer and any person or entity other than Cisco or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Reorganization Agreement or which could result in any of the conditions to Issuer's obligations under the Reorganization Agreement not being fulfilled. The Voting Agreement Shareholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and (ii) six months after the date of termination of the Reorganization Agreement (subject to certain exceptions). The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

           Pursuant to the Reorganization Agreement, Cisco and Issuer entered into a Stock Option Agreement, dated July 21, 1996 ("Option Agreement"). The Option Agreement grants Cisco the right, under certain conditions, to purchase up to 2,071,000 shares of Issuer Common Stock at a price of $13.35 per share subject to adjustment under certain specified conditions. Subject to certain conditions, the Option Agreement may be exercised in whole or in part by Cisco after the occurrence of any of the events described in Sections 7.3(b), 7.3(c)(i) and 7.3(c)(ii) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event is consummated as set forth in Section 7.3(d) of the Reorganization Agreement. At any time during which the Option Agreement is exercisable, Cisco shall have the right to sell to Issuer and Issuer shall be obligated to repurchase from Cisco, and, subject to Section 7(c) of the Option Agreement, Issuer shall have the right to repurchase from Cisco and Cisco shall be obligated to sell to Issuer, all or any portion of the Issuer shares purchased by Cisco pursuant to the Option Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

     (c)   Not applicable.

     (d) Upon consummation of the Merger, the directors and officers of Merger Sub shall be the initial directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)   Not applicable.

     (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by

California Law and such Articles of Incorporation; provided, however, that
Article I of the Articles of Incorporation of the Surviving Corporation shall be amended to change the name of the Surviving Corporation to a name other than Telebit Corporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     (j) Other than described above, Cisco currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Cisco reserves the right to develop such plans).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Voting Agreement, Cisco may be deemed to be the beneficial owner of at least 2,262,103 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 16.4% of the issued and outstanding shares of Issuer Common Stock (assuming the exercise of certain outstanding options).

           Cisco has shared power to vote all of the Shares for the limited purposes described above. Cisco does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. To the best of Cisco's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Neither Cisco, nor, to the knowledge of Cisco, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days.

     (d)   Not applicable.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than the Reorganization Agreement, Voting Agreement and Option Agreement, to the best knowledge of Cisco, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           The following documents are filed as exhibits:

           1. Agreement and Plan of Reorganization, dated July 21, 1996, by and among Cisco Systems, Inc., a California corporation, Cobra Acquisition Corporation, a California corporation and wholly-owned subsidiary of Cisco Systems, Inc., and Telebit Corporation, a California corporation.

           2. Voting Agreement, dated July 21, 1996, by and among Cisco Systems, Inc., a California corporation and certain stockholders of Telebit Corporation, a California corporation.

           3. Stock Option Agreement, dated July 21, 1996, by and between Cisco Systems, Inc., a California corporation, and Telebit Corporation, a California corporation.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 9, 1996


                                            CISCO SYSTEMS, INC.



                                            By: /s/ Larry R. Carter
                                                --------------------------------
                                                Vice President, Finance and
                                                Administration and Chief
                                                Financial Officer

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               CISCO SYSTEMS, INC.

                                             Present Principle
                                            Occupation Including
   Name and Title                             Name of Employer

Larry R. Carter                  Vice President, Finance and Administration,
                                 Chief Financial Officer and Secretary of Cisco
                                 Systems, Inc.

John T. Chambers                 President, Chief Executive Officer and Director
                                 of Cisco Systems, Inc.

Dr. Michael S. Frankel           Director of Cisco Systems, Inc. and Vice
                                 President and Division Director of SRI
                                 International, 333 Ravenswood Avenue, Menlo
                                 Park, CA 94025.

Dr. James F. Gibbons             Director of Cisco Systems, Inc. and Dean,
                                 School of Engineering, Stanford University,
                                 Stanford, CA 94305.

Edward R. Kozel                  Vice President, Business Development, and
                                 Chief Technical Officer of Cisco Systems, Inc.

Donald A. LeBeau                 Senior Vice President, Worldwide Sales of
                                 Cisco Systems, Inc.

Richard M. Moley                 Director of Cisco Systems, Inc. and Vice
                                 President and General Manager of StrataCom,
                                 Inc., a wholly-owned subsidiary of Cisco
                                 Systems, Inc.

John P. Morgridge                Chairman of the Board of Directors of Cisco
                                 Systems, Inc.

Robert L. Puette                 Director of Cisco Systems, Inc. and President
                                 and Chief Executive Officer of NetFRAME
                                 Systems, Inc., 1545 Barber Lane, Milpitas, CA
                                 95035.

Carl Redfield                    Vice President, Manufacturing of Cisco Systems,
                                 Inc.

Masayoshi Son                  Director of Cisco Systems, Inc. and President
                               and Chief Executive Officer of SOFTBANK
                               Corporation, 3-42-3 Nihonbashi-Hamacho,
                               Chuo-Ku, Tokyo 103.

Donald T. Valentine            Director of Cisco Systems, Inc. and Partner of
                               Sequoia Capital, 3000 Sand Hill
                               Road, #4-280, Menlo Park, CA 94025.

Selby Wellman                  Senior Vice President of Business Units

Steve M. West                  Director of Cisco Systems, Inc. and President of
                               Infotainment Business Unit/EDS, 5400 Legacy
                               Drive, H1-5C-61, Plano, TX 75024.

                                   SCHEDULE B

Stockholder                                            Shares Beneficially Owned
- -----------                                            -------------------------
New Enterprise Associates VI, Limited Partnership
New Enterprise Associates III, Limited Partnership
New Enterprise Associates V, Limited Partnership
The Silverado Fund I Limited Partnership
C. Richard Kramlich
2490 Sand Hill Road
Menlo Park, CA  94025                                            956,282

James D. Norrod                                                  561,891

Brian D. Cohen                                                   210,491

Michael K. Ballard                                               282,834

John D. Kirwin                                                   100,237

Mark R. Wilson                                                   139,868

Scott J. Loftesness                                               10,500
                                                               =========
TOTAL                                                          2,262,103